Exhibit 99.1

Subject: One-time Stock Option Exchange

Folks,

Our shareholders approved a one-time stock option exchange program for employees – other than Textron’s executive officers – at last week’s Annual Shareholders’ Meeting. This is good news for both shareholders and individuals like you who hold eligible options.

The Option Exchange Program is a voluntary program designed to address those stock options that are substantially “underwater” (meaning options with exercise prices that are significantly greater than our current stock price). This program provides employees the opportunity to exchange old options for new ones, at calculated exchange ratios – these exchange ratios are partly a function of your outstanding option strike price and remaining exercise period.

Additional details about the program, including identification of eligible options and education about what you should consider, will be emailed to you in late June. Once you receive all of the pertinent information, it is your decision whether or not to exchange your eligible options. The “window” for making an exchange will be open for 31 days, beginning July 1, 2010, and final exchange ratios will be calculated near the end of the window.

I believe competitive employee incentives are important to the success of our business and this Option Exchange Program is intended to help ensure that you continue to find value in the equity incentives which Textron provides.

Sincerely,

Scott

Important legal information

The option exchange program has not commenced. Textron will file a Tender Offer Statement with the Securities and Exchange Commission (SEC) upon the commencement of the option exchange program. Textron stock option holders should read this document before participating in the program, as it will contain important information. Textron stock option holders will be able to obtain the written materials described above, and other documents filed with the SEC, free of charge from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Textron with the SEC on the company’s Web site at the investor relations page on www.textron.com.